UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File No. 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Translation of registrant’s name into English)

22 Adelaide Street West, Suite 3400, Toronto, Ontario M5H 4E3 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☒

 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Documents included as part of this Report:

Exhibit No.	Document

99.1	Audited financial statements for the year ended August 31, 2016
99.2	Management’s Discussion & Analysis for the year ended August 31, 2016
99.3	CEO Certification of Annual Filings
99.4	CFO Certification of Annual Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANZANIAN ROYALTY EXPLORATION CORPORATION
(Registrant)

By:	/s/ James Sinclair
James E. Sinclair
Chief Executive Officer

Date:	November 25, 2016